SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                              Donnelly Corporation
                              --------------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   257870 10 5
                                   -----------
                                 (CUSIP Number)


                             Johnson Controls, Inc.
                           5757 North Green Bay Avenue
                                  P.O. Box 591
                           Milwaukee, Wisconsin 53201
                                 (414) 228-1200
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------
CUSIP No. 257870 10 5
----------------------------

================================================================================
 1      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Johnson Controls, Inc.           EIN 39-0380010
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)|_|
        (SEE INSTRUCTIONS)                                               (b)|_|

--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                WC
--------------------------------------------------------------------------------
 5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Wisconsin
--------------------------------------------------------------------------------
    NUMBER OF         7      SOLE VOTING POWER

      SHARES                      1,542,100

   BENEFICIALLY       ----------------------------------------------------------

     OWNED BY         8     SHARED VOTING POWER

       EACH                       0

    REPORTING         ----------------------------------------------------------

      PERSON          9     SOLE DISPOSITIVE POWER

       WITH                       1,542,100

                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,542,100

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                        |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                25.42%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                CO

================================================================================

Item 1.   Security and Issuer
          -------------------

          This statement relates to shares of the Class A Common Stock, $.10 par value ("Shares"), of Donnelly Corporation, a Michigan corporation (the "Company"), whose principal executive offices are located at 49 West Third Street, Holland, Michigan 49423-2813.

Item 2.   Identity and Background
          -----------------------

          (a)-(c) and (f) This statement is filed on behalf of Johnson Controls, Inc., a Wisconsin corporation ("Johnson Controls"), whose principal executive offices are located at 5757 North Green Bay Avenue, P.O. Box 591, Milwaukee, Wisconsin 53201. Johnson Controls is a global market leader in automotive systems and facility management and control. In the automotive market, it is a major supplier of seating and interior systems, and batteries. For nonresidential facilities, Johnson Controls provides building control systems and services, energy management and integrated facility management.

          The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Johnson Controls is set forth below. Each of the directors and executive officers of Johnson Controls is a citizen of the United States of America, except as otherwise indicated. The business address of each of the directors and executive officers of Johnson Controls is 5757 North Green Bay Avenue, P.O. Box 591, Milwaukee, Wisconsin 53201, except as otherwise indicated.

Name/Address/(Citizenship)                        Title
-------------------------                         -----
Executive Officers

James H. Keyes                         Chairman of the Board and Chief Executive
                                       Officer

John M. Barth                          President and Chief Operating Officer

Stephen A. Roell                       Senior Vice President and Chief Financial
                                       Officer

Ben C.M. Bastianen (Netherlands)       Vice President and Corporate Treasurer

Dr. Steven J. Bomba                    Vice President, Corporate Technology

Susan F. Davis                         Vice President, Human Resources

Giovanni "John" Fiori (Italy)          Vice President and President of
                                       automotive operations in Europe, Africa
                                       and South America

John P. Kennedy                        Vice President, Secretary and General
                                       Counsel

Robert Netolicka (Australia)           Vice President and President of
                                       integrated facility management for the
                                       Controls Group

Jerome D. Okarma                       Assistant Secretary, Assistant General
                                       Counsel and Group Vice President and
                                       General Counsel of the Controls Group

Darlene Rose                           Vice President, Corporate Planning and
                                       Strategy

Rande S. Somma                         Vice President and President of Worldwide
                                       Marketing and Development for the
                                       Automotive Systems Group

Brian J. Stark                         Vice President and President of control
                                       systems and services for the Controls
                                       Group

Subhash "Sam" Valanju                  Vice President and Chief Information
                                       Officer

Bogolub Velanovich (Czech Republic)    Vice President

Keith E. Wandell                       Vice President and President of battery
                                       operations for the Automotive Systems
                                       Group

Denise M. Zutz                         Vice President, Corporate Communication

Directors

William F. Andrews                     Chairman of Northwestern Steel and Wire
1 Wallace Street                       Co., a manufacturer of steel rods, wire
Sterling, Illinois 61081               and beams, and Chairman of Scovill
                                       Fasteners Inc., a manufacturer of apparel and industrial fasteners

Robert L. Barnett                      Executive Vice President and President,
1303 East Algonquin Road               Commercial Government and Industrial
Schaumburg, Illinois 60196             Solutions Sector, Motorola, Inc., a
                                       manufacturer of electronics products

John M. Barth                          President and Chief Operating Officer of
Natalie A. Black                       Johnson Controls, Group President and
444 Highland Drive                     General Counsel of Kohler Co., a
Kohler, Wisconsin 53044                manufacturer and marketer of plumbing
                                       products and furniture

Paul A. Brunner                        President and Chief Executive Officer of
1055 Washington Boulevard              Spring Capital Inc., an international
Stamford, Connecticut 06901            investment manager

Robert A. Cornog                       President, Chief Executive Officer and
10801 Corporate Drive                  Chairman of Snap-on, Incorporated, a tool
Kenosha, Wisconsin 53141               manufacturer

Willie D. Davis                        President of All Pro Broadcasting
161 North LaBrea Avenue                Incorporated, a radio broadcaster
Inglewood, California 90301

James H. Keyes                         Chairman and Chief Executive Officer of
                                       Johnson Controls

William H. Lacy                        Retired
1797 Shalom Drive
West Bend, Wisconsin 53090

Southwood J. Morcott                   Chairman of Dana Corporation, a vehicular
30 Brams Point Road                    and industrial systems manufacturer
Hilton Head, South Carolina 29926

Richard F. Teerlink                    Retired
1765 Wedgewood West
Elm Grove, Wisconsin 53122

Gilbert R. Whitaker, Jr.               Dean and H.J. Nelson Professor of
6100 South Main Street                 Business Economics, Jesse Jones Graduate
Houston, Texas 77005                   School of Management, Rice University

          (d)-(e) During the last five years neither Johnson Controls nor, to the best of its knowledge, any of its executive officers and directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Johnson Controls beneficially owns 1,542,100 Shares, which were purchased for cash in the amount of $21,589,400. Johnson Controls obtained such funds from its working capital.

Item 4.   Purpose of Transaction
          ----------------------

          On October 31, 2000, Johnson Controls entered into a Securities Purchase Agreement (the "Purchase Agreement"), by and between Johnson Controls, on the one hand, and Heartland Advisors, Inc. ("HAI"), a Wisconsin corporation, on the other hand, on behalf of certain private accounts and on behalf of the Heartland Value Fund, a series of Heartland Group, Inc., a Maryland corporation registered as an open-end management investment company under the Investment Company Act of 1940 (collectively, the "Sellers"), pursuant to which Johnson Controls agreed to purchase 1,542,100 Shares from the Sellers at a purchase price of $14.00 per Share. Pursuant to the Purchase Agreement, the trade date for such Shares was November 1, 2000 and the settlement date for such Shares was November 7, 2000. The foregoing summary of the Purchase Agreement is qualified in its entirety reference to the Purchase Agreement, which is filed as an exhibit to this statement and is incorporated herein by reference.

          Johnson Controls acquired the Shares for investment purposes. Johnson Controls has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a)-(b) Johnson Controls beneficially owns 1,542,100 Shares, which represents approximately 25.42% of the outstanding Shares. Johnson Controls has sole voting and investment power over all Shares it beneficially owns.

          To the knowledge of Johnson Controls, none of its executive officers or directors beneficially own any Shares.

          (c) Neither Johnson Controls nor, to the best of its knowledge, any of its executive officers and directors has engaged in any transaction in any Shares during the sixty day period immediately preceding the date hereof except as described herein.

          (d) Not applicable

          (e) Not applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          Except as described in this statement with respect to the Purchase Agreement, neither Johnson Controls nor, to the best of its knowledge, any of its executive officers or directors has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Company.

Item 7.   Materials to be Filed as Exhibits
          ---------------------------------

Exhibit 1 Securities Purchase Agreement, dated October 31, 2000, by and between Johnson Controls and HAI, on behalf of the Sellers

Exhibit 2 News Release of Johnson Controls, dated November 7, 2000

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 13, 2000.
                                       JOHNSON CONTROLS, INC.

                                       By: /s/ John P. Kennedy
                                           ------------------------------
                                           John P. Kennedy
                                           Vice President, Secretary
                                           and General Counsel



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

                                  EXHIBIT INDEX

Exhibit 1 Securities Purchase Agreement, dated October 31, 2000, by and between Johnson Controls and HAI, on behalf of the Sellers

Exhibit 2      News Release of Johnson Controls, dated November 7, 2000